Global Blue Announces Repricing of Term Loan and Revolving Credit Facility Signy, Switzerland, December 9, 2024 Global Blue Group Holding AG (the “Company”) has continued to deliver strong financial results with double-digit growth in revenue and profitability alongside strong cash flow generation in H1 FY2024/25. As a consequence, net leverage reduced from 3.4x in June 2024 to 2.9x in September 2024, and the Company continues to actively de-lever towards its long-term target of less than 2.5x. In light of this strong performance, the Company launched a repricing of its 7-year, €610 million senior secured term loan (“Term Loan”), and €97.5 million senior secured revolving credit facility (“Revolving Facility”). The Company today announced that its subsidiary Global Blue Acquisition B.V. (the “Borrower”) has successfully allocated the repricing of the Term Loan and Revolving Facility. The repricing is expected to close on or prior to December 31, 2024. Upon closing, the interest rate margin applicable to the Borrower under the Term Loan will reduce by 50 basis points from 3.75% p.a. to 3.25% p.a. Over the last twelve months, Global Blue has achieved a significant reduction in both net leverage and interest rate margin – reducing net leverage by approximately 2x to 2.9x and the Term Loan margin by 175 basis points to 3.25% p.a. FOR FURTHER INFORMATION Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales-in-Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue